5G WIRELESS COMMUNICATIONS, INC.
                           2921 North Tenaya Way, Suite 216
                                Las Vegas, Nevada 89128
                               Telephone:  (702) 947-4877




VIA EDGAR


February 20, 2002


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   5G Wireless Communications, Inc.
      Application for Withdrawal of Form SB-2
      File No. 333-76524

Dear Sir/Madame:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, 5G Wireless Communications, Inc., a Nevada corporation ("Company"), hereby requests withdrawal of the Form SB-2 registration statement (File No. 333-76524) filed on January 10, 2002. This request is being made because the common stock purchase agreement, shares of which were to be registered under this offering, will be terminated. The instant registration statement was never declared effective and no securities were sold thereunder.

     Please contact the undersigned with any questions or comments regarding this request.

                                    Sincerely,



                                    Donald Boudewyn, Assistant Secretary

cc:  Brian F. Faulkner, Esq.